February 17, 2009

by fax (703) 813-6939

United States Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

Attention: Kathryn Jacobson, Senior Staff Accountant

Dear Mrs. Jacobson:

Re: Stream Communications Network & Media Inc. (the "Company")
Form 20-F for Fiscal Year Ended December 31, 2007
Filed August 21, 2008 File No. 0-30942

Further to our letters of January 23, 2009 and February 10, 2009, we have had further opportunity to consult with our auditors with respect to question 5 of your letter of December 23, 2008, following which we advise as follows:

Note 18 to the Financial Statement provides that substantially all the assets, revenues and expenses of the Company relate to the operations of Stream Poland (100% of revenues, 99.5% of the amortization, and 89% of total assets, excluding the deposit on acquisition). Further, we advise that no other balance sheet items amounted to more than 4% of total assets and thus would not require separate pro forma disclosure.

Therefore it is the Company's position that the preparation and supplemental filing of article 11 pro forma information would not provide readers with any additional information of the continuing impact of the sale to Penta of a 51% interest in Stream Poland.

We trust the above adequately addresses your concerns in this regard. You may contact me at my telephone +48 22 538 91 17, fax +48 22 828 75 66 or e-mail mmazurek@centrumb.pl.

Sincerely,

/s/ Michal Mazurek_____

Michal Mazurek, Chief Financial Officer
Stream Communications Network & Media Inc.